

October 13, 2015

Via E-mail
Mr. Christopher Daniels
Chief Executive Officer
EFH Group, Inc.
77 Water Street, 7th Floor
New York, NY 10005

Re: **EF Hutton America, Inc.**
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed April 15, 2015 and amended on August 28, 2015, September 1, 2015 and
September 21, 2015
Form 10-Q for the Quarterly Period March 31, 2015
Filed May 20, 2015 and amended on May 22, 2015 and September 15, 2015
File No. 000-55175

Dear Mr. Daniels:

We have reviewed the above amended filings and your August 6 and 28, 2015 responses
to our June 18, 2015 letter and have the following comments.

Please respond to this letter by amending your filings, as applicable, and providing the
requested information. If you do not believe that a comment applies to your facts and
circumstances or do not believe an amendment is appropriate, please tell us why in your
response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys
your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or
request that you amend your filing.

General

1. Please file Form 8-K reporting events under Item 4.02 for:
   - the apparent error related to the valuation of assets purchased by the company on
     November 25, 2014: and
   - the apparent error in omitting stock compensation expense from your financial
     statements for the quarterly period ended March 31, 2015.

2. Please mark financial statements included in your amended Form 10-K and amended
   Form 10-Q as "restated" and provide the disclosures that are required by ASC 250-10-50-
   7.

Form 10-K/A for the Fiscal Year Ended December 31, 2014
Financial Statements

Report of Independent Registered Public Accounting Firm

3. Please have Michael F. Albanese, CPA revise its report to add an explanatory paragraph
    regarding the restatements. Refer to AU Section 508.11.d and 508.18A. Additionally
    considering the nature and timing of the restatements to your financial statements, it is
    not clear what "August 28, 2015 (as Amended)" means in its report and how that dating
    complies with AU Section 530.

4. Please have Cutler & Co. LLC revise its report to add an explanatory paragraph regarding
    the change in your presentation of the 2013 financial statements as a result of the Liberty
    Ventures, Inc. spin off from that originally opined on by them. Refer to AU Section
    508.11.e and 508.72. Additionally considering this change in your presentation of the
    2013 financial statements from that originally opined on by Cutler & Co. LLC, it is not
    why Cutler & Co. LLC's report has retained its original report date. Refer to AU Section
    508.73.

Notes to Consolidated Financial Statements
Note 6 – Intangible Assets, page 28

5. Please refer to your responses dated August 6 and 28, 2015.
    • Provide us the following for each asset acquired on November 25, 2014 from
      EFH Wyoming. By each asset, we mean each significant, trademark, license
      right, computer programming code, other intellectual property.
      o A description of the asset and how it is being used in your business model;
      o The value you ascribed to the asset for financial reporting; and
      o Why, given that you are not amortizing the asset, you believe that the asset
        has an infinite useful life as prescribed under ASC 350-30-35.
    • You state in your revised disclosure in Note 1 – Nature of Operations that you
      valued the assets acquired based on the stock price at the time of purchase.
      Please address the following:
      o Provide us your computation of the $57,970,000 value of the shares. Include
        the number of shares and price per share.
      o Tell us the price per share used and from where you derived it, and whether
        and, if so, to what extent you adjusted the price for any restrictions on the
        shares issued.
      o As previously requested, tell us the nature and the extent of the restrictions on
        the common and Class B shares issued.
      o Provide us a robust explanation as to why you changed the value you ascribed
        to the acquired assets from being based on an asset appraisal, which resulted
        in a value of $157,500,000 as originally reported in your Form 10-K to that
        based on the value of the shares issued, which resulted in value of
        $57,970,000 reported in your amended Form 10-K.

         o   Tell us how the financial statement values you ascribed to individual assets acquired were determined.

Please contact Senior Staff Accountant Keira Nakada at (202) 551-3659 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant